UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Notice of Regained Compliance with the Nasdaq Minimum Bid Price Listing Requirement

On May 7, 2024, Zapp Electric Vehicles Group Limited (the “Company”) received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market.

As previously announced on October 31, 2023, the Company received written notification from Nasdaq that the Company was not in compliance with the minimum bid price requirement set forth in Listing Rule 5450(a)(1), which requires primary securities listed on the Nasdaq Global Market to maintain a minimum bid price of $1.00 per share over a period of 30 consecutive business days.

Since then, Nasdaq determined that the Company maintained a closing bid price of more than $1.00 for 10 consecutive business days, from April 23, 2024 to May 6, 2024. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1) and the matter of its prior non-compliance therewith is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: May 9, 2024	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer